RECEIVED

2007 JUL -3 P 12: 43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

07024877

22 June 2007

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.

PROCESSED
JUL 09 2007
THOMSON FINANCIAL

RECEIVED

2007 JUL -3 P 12: 08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Maari Project Finance

Cue is pleased to announce that it has arranged project finance for its remaining share of the Maari oil field development in the Taranaki Basin, New Zealand. The facility is for US$20M with BOS International, a part of the Bank of Scotland's global oil and gas business.

It is expected the facility will cover Cue's remaining costs, including contingencies, associated with its share of the development costs of the Maari project, up to completion.

The project development is progressing well with first oil expected during the third quarter of 2008.

Participants in the project are:

OMV New Zealand Ltd	69% (operator)
Todd Energy Limited	16%
Horizon Oil Limited	10%
Cue Energy Resources Limited	5%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

22 June 2007

END